COLLPLANT HOLDINGS LTD.

January 29, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Timothy Buchmiller

Re: CollPlant Holdings Ltd.

Form F-1 Registration Statement

File No. 333-214188 (the “Registration Statement”)

Dear Mr. Buchmiller:

CollPlant Ltd. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated under Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, so that it will be declared effective on January 30, 2018, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•                                         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

COLLPLANT HOLDINGS LTD.

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer